Contact

www.linkedin.com/in/kayle-watson-28043716 (LinkedIn)

Top Skills

Business Strategy

Sales

Marketing Strategy

Kayle Watson

Head of BD | Director Of Business Development

New York, New York, United States

Experience

ClearingBid, Inc.

3 years 5 months

Head of BD

December 2024 - Present (1 year 4 months)

Head of Operations & BD

November 2022 - January 2025 (2 years 3 months)

United States

Joined ClearingBid as a key member of the management team; Heading up Operations and BD. Specifically to help establish, assist in overseeing the organizations business processes and procedures, including providing oversight for the efficiency, integrity and security of the company's business operations. These internal and external responsibilities are expected to include assisting with selected business development efforts and strategic initiatives as we move forward.

STONEHAVEN, LLC

Director Of Business Development

June 2022 - November 2022 (6 months)

United States

Kayle is a Director of Business Development responsible for helping lead the growth plan of Stonehaven, covering the Eastern Region for the firm. Kayle partners with management to help establish firm-wide growth goals and solutions, lead the recruitment of qualified Affiliate Partners, manage prospective Affiliate Partner relationships, and interface with the executive team in a leadership role.

Stonehaven is a global private capital markets FinTech platform for a diverse community of investment bankers and placement agents (Affiliate Partners).

Stonehaven supports our Affiliate Partners with a robust broker-dealer infrastructure, our proprietary Nexus SaaS technology, a collaborative ecosystem, a large universe of active mandates, origination & distribution capabilities, marketing services, and industry insights.

Stonehaven is active across direct private placements, hedge funds, long-only strategies, M&A, private credit, private equity, real estate, and secondaries.

21Shares
Head of Sales US
November 2021 - June 2022 (8 months)
New York City Metropolitan Area

Integrating digital assets into the traditional finance space - 21Shares is a technology provider and investment manager specialized in digital space. 21Shares and our sister company Amun is a leading crypto technology company focused on allowing our clients to purchase and trade cryptocurrencys and digital asset tokens safe and efficiently.

BlackRock
7 years

Director; iShares Institutional Asset Manager and Hedge Fund Sales Group
November 2014 - November 2021 (7 years 1 month)
NYC

Nov. 2014 – Present; Greater New York City Area
Provide institutional solutions-based ETF support on a cross-asset and multi-strategy basis to CIOs, PMs and trading.

kayle.watson@blackrock.com
646 231 0173

Director
2014 - 2016 (2 years)

Guggenheim Securities
Institutional Equity Sales
August 2011 - November 2014 (3 years 4 months)

iSuppli
Director, Financial Services
April 2007 - August 2011 (4 years 5 months)

Telsey Advisory Group
Head of Sales; MD
April 2006 - April 2007 (1 year 1 month)

Bear Stearns
Managing Director
June 1998 - September 2005 (7 years 4 months)

US Navy
9 years

Platoon Commander
1989 - 1995 (6 years)

MPA
1986 - 1989 (3 years)

SEAL Team 8
PLT Commander SEAL Teams Eight and Two
1989 - May 1994 (5 years)

Education

United States Naval Academy
Mechanical Engineering · (1981 - 1985)

BUDs